EX—FILING FEES
Calculation of Filing Fee Tables
Schedule TO
(Form Type)

North Haven Private Income Fund A LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$1,387,548.08	0.01476%	$204.80(2)
Fees Previously Paid
Total Transaction Valuation	$1,387,548.08
Total Fees Due for Filing			$204.80
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$204.80

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 69,101 Class I Units of North Haven Private Income Fund A LLC at a price equal to $20.08 per unit, which represents the Company’s net asset value as of September 30, 2023.
(2) Calculated at $147.60 per $1,000,000 of the transaction value.

Table 2 – Fee Offset Claims and Sources

Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source